Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

Via EDGAR and Federal Express

August 8, 2013

United Stated Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20459

Attn: Mara L. Ransom, Assistant Director

Re:	Inergy Midstream, L.P.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 26, 2013
File No. 333-188930

Dear Ms. Ransom:

Set forth below are the responses of Inergy Midstream, L.P., a Delaware limited partnership (“NRGM,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2013, with respect to Amendment No. 1 to NRGM’s Registration Statement (the “Registration Statement”) on Form S-4, File No. 333-188930, filed with the Commission on June 26, 2013 (“Amendment No. 1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and a Transaction Statement on Schedule 13e-3 the (“Schedule 13e-3”). For your convenience, we will hand deliver three full copies of Amendment No. 2 and the Schedule 13e-3, three copies of Amendment No. 2 that are marked to show all changes since the filing of Amendment No. 1, the exhibits of each of Amendment No. 1 and the Schedule 13e-3 and three copies of this letter.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text.

General

We refer to your response to prior comment 1. As an initial matter, we note that the CMLP merger appears to be a Rule 13e-3 transaction on its face, given that (a) the solicitation relates to a merger between CMLP and an entity with whom it will be under common control at the time of the merger and (b) the merger will result in the delisting and deregistering of the CMLP common units in a transaction that does not come within the exceptions appearing in Rule 13e-3(g). In support of the assertion that Rule 13e-3 should nevertheless not be taken to apply, the response cites certain “multi-step transaction” no-

Securities and Exchange Commission

August 8, 2013

action letters issued by the staff. These no-action letters stand for the proposition that, if a previously unaffiliated party acquires a portion of the equity securities of an issuer in furtherance and anticipation of shortly thereafter acquiring the remainder of those securities for the same consideration in a transaction otherwise subject to Rule 13e-3, the staff would not necessarily expect compliance with Rule 13e-3. We note that the foregoing description does not encompass the transactions at hand, and that, in the transactions to which these letters relate, affiliates of the issuer prior to the initial step in the series of transactions do not maintain continuing control of the surviving company following the final step. We do not believe that these letters can be taken to stand for the proposition that an affiliate can be on both sides of a transaction, so long as at least one party to the transaction was not affiliated with the issuer prior to the initial step. In the case at hand, Crestwood Holdings was in control of CMLP before the initial step, and will remain in control of the surviving company following the final step, with unaffiliated security holders of CMLP being cashed out with respect to a portion of their interests in CMLP. We also note that both Inergy, L.P. and NRGM GP, LLC have agreed to be controlled by Crestwood Holdings subsequent to the transactions, and we disagree with the conclusion that, if this control relationship had been legally consummated simultaneously with the merger, Rule 13e-3 would not apply. See Interpretive Response 201.06 in the Compliance and Disclosure Interpretations relating to Going Private Transactions, etc.

Finally, we note the statement in footnote 2 of the response that Crestwood Holdings will not receive consideration in the merger that is different from that received by unaffiliated security holders of CMLP. We do not believe it is appropriate to view these transactions as “unitary” for purposes of determining affiliate status, but separate for purposes of determining the consideration being received by Crestwood Holdings. In this regard, Crestwood Holdings is receiving equity interests in, and control of, both Inergy, L.P. and NRGM GP, LLC in the transactions. Accordingly, in the absence of an applicable exemption, please file a Schedule 13E-3 with respect to the transaction, or provide an alternative analysis with respect to the application of Rule 13e-3.

Response:

We acknowledge the Staff’s comment, and have filed the Schedule 13E-3 and have included the appropriate responsive disclosure in Amendment No. 2.

*        *        *         *        *

Securities and Exchange Commission

August 8, 2013

In responding to the foregoing Staff comments, NRGM acknowledges that:

•	NRGM is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NRGM may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

INERGY MIDSTREAM, L.P.

By: NRGM GP, LLC, its general partner

By:	/s/ Michael J Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Laura L. Ozenberger, Inergy Midstream, L.P.
Gillian A. Hobson, Vinson & Elkins L.L.P.
Kelly J. Jameson, Crestwood Midstream Partners LP
William E. Curbow, Simpson Thacher & Bartlett LLP